Exhibit 99.5

Depositary's Form of Proxy Card

THE FOLLOWING PROXY CARD RELATES TO THE EXTRAORDINARY GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED’S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Extraordinary General Meeting of Shareholders

Issues presented for consideration at the Extraordinary General Meeting of Shareholders on July 30, 2014

Voting Results
Special Business 1. Appointment of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director.	Affirmative	Negative	Abstain
2. Appointment of K.V. Kamath as an Independent Director.	Affirmative	Negative	Abstain
3. Appointment of R. Seshasayee as an Independent Director.	Affirmative	Negative	Abstain
Signature